United States Commodity Funds LLC as Sponsor of

United States Commodity Index Funds Trust

March 25, 2013

EDGAR Operations Branch

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE:	United States Commodity Index Funds Trust (the “Registrant)

United States Agriculture Index Fund (File Nos. 333-187410)

United States Commodity Index Fund (File Nos. 333-187389)

United States Copper Index Fund (File Nos. 333-187411)

United States Metals Index Fund (File Nos. 333-187404)

Rule 477 Request for Withdrawal of Registration Statements on Form S-3

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the United States Commodity Index Funds Trust (the “Registrant”) on behalf of United States Agriculture Index Fund, United States Commodity Index Fund, United States Copper Index Fund and United States Metals Index Fund, hereby respectfully requests the withdrawal of the following Registration Statements on Form S-3:

—	Form S-3 of United States Agriculture Index Fund (SEC Accession No. 0001193125-13-118653) filed with the Securities and Exchange Commission (the “SEC”) on March 21, 2013;
—	Form S-3 of United States Commodity Index Fund (SEC Accession No. 0001193125-13-117331) filed with the Securities and Exchange Commission (the “SEC”) on March 21, 2013;
—	Form S-3 of United States Copper Index Fund (SEC Accession No. 0001193125-13-118618) filed with the Securities and Exchange Commission (the “SEC”) on March 21, 2013; and
—	Form S-3 of United States Metals Index Fund (SEC Accession No. 0001193125-13-117460) filed with the Securities and Exchange Commission (the “SEC”) on March 21, 2013.

The Registrant requests that the above-listed Form S-3 Registration Statement filings be withdrawn to correct an error on the facing sheets. The Registrant confirms that no securities were sold in reliance on these Form S-3 Registration Statements.

We appreciate your assistance in this matter. If you have any questions regarding this request, please contact Mary Payne at 202.414.9483.

Very truly yours,

/s/ Andy Ngim

Name: Andy Ngim

Title: Management Director

United States Commodity Funds LLC as Sponsor of United States Commodity Index Funds Trust

cc:	Mary Payne, Reed Smith LLP